FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-38699

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

80 Robinson Road

#02-00

Singapore (068898)

and

38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40– F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

We are a world-class integrated resort located in Cotai, Macau. Our casino is operated by one of the subsidiaries of Melco Resorts & Entertainment Limited (“Melco Resorts”) and a holder of a gaming subconcession. Melco Resorts is a developer, owner and operator of integrated resort facilities in Asia and Europe. In 2022, following process control changes, certain key finance personnel are relocating to Singapore.

Change in Registrant’s Certifying Accountant

The audit and risk committee (the “Audit Committee”) of the board of directors of Studio City International Holdings Limited (the “Company”) conducted a review process to consider the selection of the Company’s independent registered public accounting firm for the audits of the Company’s consolidated financial statements and internal control over financial reporting as of and for the fiscal year ending December 31, 2022 to be filed with the U.S. Securities and Exchange Commission (“SEC”).

On August 16, 2022, the board of directors of the Company approved the appointment of Ernst & Young LLP, located in Singapore (“EY SG”) and dismissed Ernst & Young, located in Hong Kong, Special Administrative Region of the PRC (“EY HK”) as the Company’s independent registered public accounting firm for the audits of the Company’s consolidated financial statements and internal control over financial reporting to be filed with the SEC, effective on August 16, 2022. Both EY SG and EY HK are member firms of Ernst & Young Global Limited, each of which is a separate legal entity. The change of the Company’s independent registered public accounting firm was recommended by the Audit Committee and made after a review process conducted by Audit Committee. In addition, EY SG will also replace EY HK as the independent auditors of Studio City Finance Limited and Studio City Investments Limited, including with respect to filings to be made with the Singapore Stock Exchange.

EY HK’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the years ended December 31, 2021 and 2020, and in the subsequent interim period through the date of this report on Form 6-K, there has been no disagreement (as defined in Item 16F(a)(1)(iv) to Form 20-F and the related instructions thereto) with EY HK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY HK, would have caused them to make reference to the subject matter of the disagreements in their reports on the consolidated financial statements for such years, and no “reportable events” occurred (as set forth in Item 16F(a)(1)(v) of Form 20-F).

During each of the years ended December 31, 2021 and 2020, and the subsequent interim period through August 15, 2022, neither the Company nor anyone on behalf of the Company has consulted with EY SG regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that EY SG concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issues, (ii) any matter that was the subject of disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Geoffrey Davis
Name:	Geoffrey Davis, CFA
Title:	Chief Financial Officer

Date: August 18, 2022

3